June 20, 2007

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	Marmion Industries Corp.
Registration Statement on Form SB-2
Filed April 11, 2007
File No. 333-142046

Annual Report on Form 10-KSB for Period Ended
December 31, 2006
Filed April 2, 2007
File No. 0-31507

Dear Mr. Owings:

On behalf of our client, Marmion Industries Corp., we are furnishing for filing via EDGAR Marmion’s Pre Effective Amendment No. 2 (the “Amendment”) to Registration Statement on Form SB-2 (File No. 333-142046) which Amendment includes information requested by your office pursuant to that letter dated June 13, 2007 (the “Letter”). Set forth below are our responses to the comments delivered by your office pursuant to the Letter, keyed to the comment numbers contained in the Letter:

Dilution, page 11

1. In response to this comment, we have revised the reference to “April 9” in the narrative to correspond with the April 2 date in the table.

March 2007 Private Placement, page 20

2. In response to this comment, the disclosure below we have disclosed on page 20 and page 36 that the first three (to include the May 2007 payment) interest only payments have been made in cash. In addition, we hereby confirm that the payments of $11,018.35, $28,126.36 and $31,155.50 referenced in the table on page 36 were made in cash.

Selling Securityholders, page 31

3. In response to this comment, we have revised the third column to “0” as requested

Description of Securities, page 34

Convertible Notes, page 35

Securities and Exchange Commission
Attn: H. Christopher Owings
June 20, 2007

4. In response to this comment, we have inserted a footnote (5) in the table above to correct the previous typographical error. Marmion has not included any amounts for liquidated damages as there is no present indication or expectation that any liquidated damages payments will be required. An additional row has been included in the table to show the amount the face value of the note can be increased due to defaults under the note.

5. In response to this comment, the disclosure on the bottom of page 36 has been revised to “$1,357,140” to make it consistent with the tabular disclosure which appears on the following page..

Form 10-QSB filed for the Period Ended March 31, 2007

Exhibits 31.1 and 31.2

6. The Staff’s comment is noted for future filings. On behalf of our client, we confirm that the requested changes will be made in future filings.

Please advise us as soon as possible if the Staff has any further comments. You can contact me directly at (949) 679-9560. Thank you in advance for your courtesy and cooperation.

Very truly yours,
/s/ Gregory R. Carney
Gregory R. Carney